Exhibit (g)

Tender Offer Talking Points

MODIFIED DUTCH AUCTION TENDER OFFER

•	Our Board of Directors has been actively evaluating ways to provide liquidity to our stockholders.

•	The Board has unanimously approved the commencement of a $350 million modified “Dutch Auction” tender offer.

•	When we announced the net lease transaction in August, we were confident that we would be able to provide a liquidity opportunity for our stockholders. We are pleased to be living up to that promise.

•	The Board and management believe this is the best course of action for stockholders who maintain their position in Inland American, while also balancing the need for immediate liquidity for stockholders who wish to sell some or all their position in the Company.

TENDER OFFER DETAILS

•	The price range will be specified by the tendering stockholders and will not be greater than $6.50 or less than $6.10 per share in ten cent increments.

•	The offer commenced on March 14, 2014 and will expire at 5:00 PM ET on April 11, 2014, a time frame that may be extended at the Company’s discretion.

•	Promptly after the closing, the final price (within the stated range) will be determined at a level that will enable the Company to purchase the maximum number of outstanding shares, up to $350 million.

•	The Company will be making no recommendation to stockholders as to whether they should tender or refrain from tendering their shares. Stockholders must make their own decisions.

•	A video by Tom McGuinness discussing the offer is available on the Inland American website.

FAQs

Q: What is a modified “Dutch Auction” tender offer?

A: A modified “Dutch Auction” tender offer is an auction structure in which stockholders specify, within a given range, a price at which they are willing to tender all or a portion of their shares. In this case, we are offering to purchase for cash up to $350 million in value of our shares pursuant to tenders at a price specified by the tending stockholders of not greater than $6.50 or less than $6.10 per share. We may increase the number of shares accepted for payment in the offer by up to 2% of the outstanding Shares without amending or extending the offer. This could result in the dollar value of the offer increasing by up to approximately $120 million. Please review the offer to purchase that is included with this package for all of the tender offer details.

Q: Why not just open up the general share repurchase program (“SRP”)?

A: We understand that our stockholders may have different needs with respect to the liquidity of their shares. The purpose of the Offer is to provide those stockholders who wish to obtain immediate liquidity for their Shares an opportunity to do so, while at the same time balancing the best interests of the Company and those stockholders who wish to remain invested in the Company. Our board considered expanding our Death and Disability SRP to include a general repurchase program. Consistent with existing law our board noted that repurchases under a general repurchase program may not, over any twelve-month period, exceed more than 5% of our issued and outstanding Shares at the beginning of the twelve calendar month period.

For example, with 913 million shares outstanding as of February 28, 2014, we would be able to purchase up to approximately 46 million shares under a general repurchase program over the twelve (12) month period beginning March 1, 2014. Under the Offer, in contrast, assuming a Purchase Price of $6.50 per Share, we would be able to purchase approximately 54 million shares. In addition, under the Offer we are able to give preference to stockholders owning less than 100 Shares. We would not be able to do so under a general repurchase program.

Q: How will stockholders tender their shares?

A: The tender offer materials, including the offer to purchase, the letter of transmittal, and other related materials, have been mailed to all stockholders. Stockholders are urged to carefully read all of these materials in their entirety. We recommend that you consult your professional financial advisor to determine the status of your account and the best way to tender your shares. If you DO NOT wish to sell your shares at this time, no action is required.

Q: At what price will Inland American purchase shares in the tender offer?

A: The tender offer will be structured as a modified “Dutch Auction,” with a minimum price of $6.10 per share and a maximum price of $6.50 per share, in $0.10 increments, such as: $6.10, $6.20, $6.30, $6.40, $6.50. The stockholders tendering shares will determine the final purchase price.

Q: How was the modified “Dutch Auction” pricing range determined?

A: The price range was determined based on discussions between our management and our board of directors. Our board considered, among other things, the fact that we have not provided a general repurchase program since early 2009, the amount of monies that we would have available to fund the tender, the likelihood that stockholders would tender and the potential accretion to earnings and net asset value at each price point compared to the risk-adjusted returns available from reinvesting in new assets. Our board also took note of the price offered in a recent tender offer commenced by a third-party as well as the price at which shares are being offered and sold in secondary market transactions reported by third-parties. Management noted that these secondary market transactions are small in relation to the number of shares outstanding and there is no assurance that all transactions are reported or that the transactions reported are being accurately reported.

Q: Will the tender offer affect my monthly distribution?

A: Not if you elect to remain a shareholder and do not tender your shares. Our monthly distributions are funded through cash flow from operations, distributions, unconsolidated joint ventures and gains on sales of properties. At this time the Board does not anticipate any changes to the distribution rate. If you do decide to tender all or a portion of your shares, you will no longer receive a distribution on those shares.

Q: What if stockholders tender more than $350 million?

A: If stockholders tender more than $350 million, we will purchase shares on the following basis:

•	First, we will purchase all shares tendered by “odd lot holders” (stockholders holding less than 100 shares); and

•	Second, after the purchase of all the shares properly tendered by odd lot holders, we will purchase all other shares properly tendered at or below the purchase price, on a pro rata basis. This means that each stockholder will only have a portion of their shares purchased.

Q: Following the tender offer, will the Company continue as a public reporting company?

A. Yes.

Q: Will there be any tax consequences if I tender my shares?

A: Yes. If we accept your tender of shares, you will be treated as either having sold or exchanged those shares in a taxable transaction or, under certain circumstances, as a having received a distribution with respect to those shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your shares.

Q: Has the Board of Directors or the Company adopted a position on the offer?

A: While our Board has authorized the tender offer, no member of our Board, the paying agent, the depositary, the information agent or any of their respective affiliates has made, or is making, any recommendation to stockholders as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. You must make your own decision as to whether to tender your shares, how many shares to tender and the price or prices at which you choose to tender them.

Q: Do the Company’s directors or executive officers intend to tender their shares in the offer?

A: None of our directors or executive officers intends to tender any of his or her shares in the offer.

Q: Will you repurchase shares after the offer is completed?

A: We intend to reinstate the Death and Disability SRP at some point later, during this year. Additionally, while we have no current plans to do so, depending on the results of the offer, we may expand our Death and Disability SRP to include general repurchases or commence an additional tender offer or offers for our shares. The price at which we may offer to purchase shares under a general repurchase program or pursuant to additional tender offers would be determined at the time we decided to pursue that particular course of action or actions and may be greater or less than the purchase price. There is no assurance that we will expand our Death and Disability SRP or commence an additional tender offer or offers following the offer.

Q: What if I participate in the Company’s Distribution Reinvestment Plan and I want to tender all my shares?

A: If you are a participant in the Company’s distribution reinvestment plan (DRP), any Shares you receive through the DRP prior to the Expiration Date will be tendered if either of the following two statements is true:

(a) you elect to tender ALL of your Shares by checking a box in row 1 on your Letter of Transmittal,

- OR-

(b) you tender ALL of your Shares by including them in row 2 on your Letter of Transmittal and we accept all of your Shares in row 2 for payment in the Offer.

Note that even if you tender all of your Shares, we may not accept all of them for payment. For example, if the Offer is oversubscribed at the Purchase Price, we will have to prorate the number of Shares we purchase from each tendering stockholder (other than stockholders who receive “odd lot” priority treatment). Similarly, if the price at which you tender some or all of your Shares is above the Purchase Price, those Shares tendered above the Purchase Price will not be accepted by us for payment in the Offer.

Q: If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

A: If you beneficially or of record own fewer than 100 shares in the aggregate, you will not be subject to proration if: (1) you properly tender all of these shares at or below the purchase price, (2) you do not properly withdraw them before the Expiration Date of April 11th, and (3) you complete the Letter of Transmittal.

Q: Will I be notified of any defects in the documents I submit?

A: To the extent practicable, the Company and DST will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company or DST will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter.

Q: Must I tender all of my Shares to participate in the offer?

A: No. You may tender all of your Shares, a portion of your Shares or none of your Shares. You are able to tender your shares regardless of how long you have owned them.

Q: When will the offer expire? Can the offer be extended? How will I be notified if the offer period is extended?

A: You may tender your shares until the offer expires at 5:00 p.m. Eastern Time on April 11th. We may choose to extend the offer period for any reason. If we extend the offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the expiration date. We cannot assure you that the offer will be extended or, if extended, for how long it will be extended.

Q: May I withdraw my tendered shares?

A: Yes. You may withdraw any or all Shares tendered at any time prior to 5:00 p.m. Eastern Time on the expiration date of April 11th. To withdraw your tendered shares, you must properly submit a written notice of withdrawal and deliver it, together with any required signature guarantees and any other required documents, to DST. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted.

Certain statements and assumptions I will make contain or are based upon “forward-looking” information. When I use the words “will,” may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, I am making a forward-looking statement. Such forward-looking statements are based on assumptions and are subject to numerous risks and uncertainties, including the fulfillment of the conditions to the offer, many of which are outside of the Company’s control, which could cause actual results to differ materially from those expressed in or implied by my statements. Accordingly, you should use caution when considering any forward-looking statement I may make and do not lose sight of the aforementioned assumptions, risks and uncertainties. Forward-looking statements I make are made only as of the date I make them, and the Company is not undertaking an obligation to publicly update any of these forward looking statements as actual events unfold. The Company describes risks, uncertainties and assumptions that could affect the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 that it has filed with the Securities and Exchange Commission.